Exhibit 3.1

APx Acquisition Corp. I

(the “Company”)

EXTRACT OF THE MINUTES OF AN EXTRAORDINARY GENERAL MEETING OF THE COMPANY HELD VIRTUALLY AND AT THE OFFICES OF THE COMPANY AT 714 WESTVIEW AVENUE, NASHVILLE, TENNESSEE ON 8 DECEMBER 2023 AT 10:00AM (NEW YORK TIME)

1	Officers of the Meeting

It was resolved that Kyle Bransfield and Alex Weniger-Araujo be appointed as chairperson and secretary respectively of the meeting.

2	Constitution of the Meeting

2.1

The Chairperson noted that the Amended and Restated Memorandum and Articles of Association of the Company (the “Memorandum and Articles”) provides that the quorum for a general meeting of the Company is the holders of one-third of all shares of the Company in issue being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy.

2.2

The Chairperson noted that written notice of the meeting (the “Notice”) had been sent to all shareholders of record of the Company (the “Shareholders”) on 29 November 2023 and that a quorum of the Shareholders were present in person or by proxy. It was noted that the Notice confirmed that the meeting may be attended virtually online via the internet and telephone details as noted therein, and that the physical location of the meeting for the purposes of the Memorandum and Articles would be as noted therein.

2.3

The Chairperson noted that the Company had received a copy of the Affidavit of Mailing (a copy of which is attached to these minutes), prepared by Broadridge Financial Solutions, Inc., which confirms that the Notice had been mailed to the Shareholders on 29 November 2023.

2.4	The Chairperson noted that the record date for the meeting was 16 November 2023.

2.5

The Chairperson introduced Karen Smith of Advantage Proxy, Inc. who acted as inspector of election (the “Inspector”) during the meeting. The Chairperson noted that the Company had received copies of the Oath of Inspector of Election (a copy of which is attached to these minutes) from the Inspector.

2.6	Accordingly, the Chairperson declared the meeting duly constituted.

2.7	The Chairperson noted that prompt notice of any action taken at the meeting shall be given to each Shareholder not in attendance in person or by proxy following the meeting.

3	Business of the Meeting

The Chairperson noted that the purpose of calling the meeting was for the Shareholders to consider and, if thought fit, approve the resolutions contained in the Notice and which are set out below.

4	Proposal/Resolution No. 1 – Extension Amendment Proposal

RESOLVED, as a special resolution, that, subject to and conditional upon the effectiveness of the ordinary resolution to amend the Trust Agreement as set out below, the Amended and Restated Memorandum and Articles of Association of the Company be amended by:

(i)	the deletion of the existing Article 49.7 in its entirety and the insertion of the following language in its place:

49.7

In the event that the Company does not consummate a Business Combination within 24 months from the consummation of the IPO or 36 months from the consummation of the IPO if the Company extends the period of time to consummate a Business Combination by no more than twelve one-month extensions, provided that, such extension shall only be made where the Sponsor has deposited the lesser of US$125,000 or US$0.025 per share into the Trust Account for each one month extension (as applicable) on or prior to the applicable Business Combination deadline, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)

as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)

as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

(ii)	the deletion of the existing Article 49.8 in its entirety and the insertion of the following language in its place:

49.8	In the event that any amendment is made to the Articles:

(a)

to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within 24 months from the consummation of the IPO, or 36 months from the consummation of the IPO if such time period is extended by the Company by no more than three one month extensions as provided for in Article 49.7 above; or

(b)	with respect to any other provision relating to Members’ rights or pre-Business Combination activity,

each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares.

5	Voting

5.1	The resolutions referenced above were put to the meeting.

5.2	The voting results of the resolutions are set out in the Report of Inspector of Election from the Inspector (a copy of which is attached to these minutes.

5.3	The Chairperson declared that the resolutions referenced above were carried.

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6	Termination of Meeting

There being no further business the meeting was concluded.

/S/ Kyle Bransfield	/s/ Alex Weniger-Araujo
Chairperson	Secretary